

10015846



Johnson Matthey

SUPPL

June 2, 2010


SEC MAIL PROCESSING
RECEIVED
JUN - 7 2010
WASH, D.C. SECTION
211

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70091410000086154048
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Neil Carson – Non-Executive Directorship of AMEC**	**13 May 2010**
2.	**Notification of Major Interests in Shares**	**20 May 2010**
3.	**Notification of Major Interests in Shares**	**24 May 2010**
4.	**Notification of Transactions of Directors/Persons**	**25 May 2010**
5.	**Johnson Matthey Announces Consultation on the Future of its Vertec Business**	**27 May 2010**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

Neil Carson - Non-executive Directorship of AMEC

In accordance with paragraph 9.6.14 of the Listing Rules, Johnson Matthey Plc confirms that Mr N A P Carson, Chief Executive, has been appointed as a non-executive director of AMEC plc with effect from 31st August 2010.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc


SEC MAIL
PROCESSING
RECEIVED
JUN - 7 2010
WASH. D.C.
211
SECTION

2 Reason for the notification:

An acquisition or disposal of voting rights.

3 Full name of person(s) subject to the notification obligation:

Prudential plc group of companies

4 Full name of shareholder(s) (if different from 3.):

HSBC SEOUL GL BASICS MOTHER FD	2,709
JNL/M&G GLOBAL BASICS FUND	126,712
M&G GLOBAL DIVIDEND FUND	95,300
NORTRUST NOMINEE LTD A/C MHF01	48,941
NORTRUST NOMINEE LTD A/C MKB01	183,994
NORTRUST NOMINEE LTD A/C MKK01	3,750,000
NORTRUST NOMS LTD	290,610
NORTRUST NOMINEE LTD A/C MEJ01	6,574,148
NORTRUST NOMINEE LTD A/C MVA01	88,358
NORTRUST NOMINEE LTD A/C MVB01	76,714
NORTRUST NOMINEE LTD A/C PUC01	53,716
NORTRUST NOMINEE LTD A/C PUS01	9,108
PRUCLT HSBC GIS NOM (UK) PAC AC	2,263,445
PRUCLT HSBC GIS NOM (UK) PPL AC	826,199
PTF	29,296
NORTRUST NOMS LTD A/C PUE01	600
STATE STREET NOMS	12,858

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

18 May 2010

6 Date on which issuer notified:

19 May 2010

7 Threshold(s) that is/are crossed or reached:

See item 13

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 14,574,891

Number of voting rights: 14,574,891

Resulting situation after the triggering transaction:

Number of shares (direct): 14,432,708

Number of voting rights (direct): 14,305,996

Number of voting rights (indirect): 126,712

% of voting rights (direct): 6.66%

% of voting rights (indirect): 0.06%

Total voting rights: 14,432,708 (6.72%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Prudential plc (parent Company)

M&G Group Limited (wholly owned subsidiary of Prudential plc)

M&G Limited (wholly owned subsidiary of M&G Group Limited)

M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information

M&G Securities Limited (wholly owned subsidiary of M&G Limited) no longer has a notifiable interest – now "below 5%

14 Contact Name:

Angela Purtill, Deputy Company Secretary, Johnson Matthey plc

Contact Telephone Number:
020 7269 8461

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights
   An acquisition or disposal of instruments with similar economic effect to qualifying instruments

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.


SEC MAIL PROCESSING
RECEIVED
JUN - 7 2010
WASH. D.C.
211
SECTION

4. Full name of shareholder(s) (if different from 3.):

   N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   19 May 2010

6. Date on which issuer notified:

   21 May 2010

7. Threshold(s) that is/are crossed or reached:

   Holding has gone below 12%

8. Notified details:

A. VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 25,236,582

   Number of voting rights: 25,236,582

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 25,058,443

   % of voting rights (direct): N/A

   % of voting rights (indirect): 11.67%

B QUALIFYING FINANCIAL INSTRUMENTS

N/A

C FINANCIAL INSTRUMENTS WITH SIMILAR ECONOMIC EFFECT TO QUALIFYING FNIANCIAL INSTRUMENTS

Type of financial instrument: CFD

Exercise price: N/A

Expiration date: N/A

Exercise/Conversion period: N/A

Number of voting rights instrument refers to: 467,339

% of voting rights (Nominal): 0.22%

% of voting rights (Delta): 0.22%

Total voting rights: 25,525,782 shares (11.89%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

BlackRock Investment Management (UK) Limited – 25,525,782 shares (11.89%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

Angela Purtill, Deputy Company Secretary, Johnson Matthey plc

15. Contact Telephone Number: 020 7269 8461

24 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   S Farrant
   N P H Garner
   G P Otterman
   L C Pentz
   W F Sandford
   I F Stephenson
   J F Walker
   N Whitley



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
S Farrant	24
N P H Garner	24
G P Otterman	21
L C Pentz	24
W F Sandford	24
I F Stephenson	24
J F Walker	24
N Whitley	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.00

14. Date and place of transaction:

19 May 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	174,073
L C Pentz	25,013
W F Sandford	4,884

16. Date issuer informed of transaction:

25 May 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8400

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
25 May 2010

Johnson Matthey Announces Consultation on the Future of its Vertec Business

Johnson Matthey has today announced its decision to commence consultation with employees about the future of its Vertec business. Vertec, based in Billingham, UK, is the smallest of four business units in Johnson Matthey's Process Technologies business which is part of the group's Environmental Technologies Division.

Vertec, which manufactures specialist organic titanates used in inks, paints and polymers, has been loss making for several years. Despite efforts to make the business more viable through efficiency improvements, cost cutting and ongoing support for research to develop new products, the business continues to struggle against stiff competition.

The company's proposal is, subject to consultation, to accept an offer for the business' order book from a potential buyer and to close the business in the early part of 2011.

The consultation period will commence immediately and will involve discussions with the 50 employees of the business.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Sally Jones	Public Relations Manager	020 7269 8407

www.matthey.com